Steven I. Koszalka Secretary American Funds Target Date Retirement Series 333 South Hope Street Los Angeles, California 90071-1406 (213) 486-9447 siik@capgroup.com

December 30, 2013

John Grzeskiewicz

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	American Funds Target Date Retirement Series (the “Fund”)
File Nos. 333-138648 and 811-21981

Dear Mr. Grzeskiewicz:

This letter is in response to oral comments we received from you regarding the fund’s Post-Effective Amendment No. 14 to the Registration Statement under the Securities Act of 1933 and Amendment No. 16 to the Registration Statement under the Investment Company Act of 1940. We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. We have incorporated any changes to the fund’s Registration Statement.

Prospectus

Front Cover Page

  Include the ticker symbols of each class of the Fund’s shares, adjacent to each such class, when they become available.

Response: We have included the ticker symbol for each class of the Fund’s shares, adjacent to each class.

Fees and Expenses of the Fund

  Please include actual numbers in the fee table.

Response: We have updated the table to reflect this information.

  If there are reimbursements in any of the share classes, please include actual amounts of the reimbursements in a footnote to the fee table.

Response: We do not anticipate any reimbursements in any of the share classes. Therefore, we have not included this information in a footnote to the fee table.

  Please confirm whether the Fund has filed as an exhibit to the Fund’s Registration Statement any fee waiver agreements that may be in place.

Response: The fee waiver arrangement is not in writing and therefore has not been filed as an Exhibit. However, the Fund can confirm that the waiver will be in effect for at least one year. We have provided disclosure consistent with Instruction 3(e) to Item 3, describing that the modification or termination requires fund board approval.

  If the adviser may recoup previously reimbursed expenses, add the appropriate disclosure in the footnote.

Response: We confirm that there will be no recoupment of previously reimbursed expenses.

General

  Please provide information regarding the differences between Class F-1 and F-2.

Response: We have updated the Fund’s Registration Statement to address this comment.

Finally, as requested, the Fund acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Fund’s Registration Statement effective, the Commission shall not be foreclosed from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Fund may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to your comments. As discussed, we plan to file an Amendment to the Fund’s Registration Statement pursuant to Rule 485(b) to be effective as of January 1, 2014.

If you have any questions please do not hesitate to contact me at (213) 486-9447 or Katie Newhall at (213) 615-0108.

Sincerely,

 /s/ Steven I. Koszalka

Steven I. Koszalka
Secretary